Exhibit 15.2

Accountants’ Acknowledgment

October 28, 2003

Bottling Group, LLC and

PepsiCo, Inc.

Re: Registration Statement on Form S-8 of PepsiCo, Inc. pertaining to the Director Stock Plan

With respect to the subject registration statement, we acknowledge our awareness of the incorporation by reference therein of our reports dated July 8, 2003 and September 30, 2003, except as to Note 10, which is as of October 7, 2003 related to our reviews of interim financial information of Bottling Group, LLC.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such reports are not considered part of a registration statement prepared or certified by an accountant, or reports prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

New York, New York